UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 9, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of December 9, 2025

The information contained in Exhibit 1 to this Form 6-K, except (i) the heading “On track for FY25 delivery; Reaffirming 2026 guidance and announcing a £1.3bn share buy-back” and the first, second, third, seventh and eighth bullet points and the reference to “on track to reduce leverage to within 2.0-2.5x by end 2026” in the last bullet point (and the related endnotes) thereunder, (ii) the first paragraph, the reference to “, with profitability on-track for full year” in the second sentence of the second paragraph, the reference to “to double-digit growth in H2” in the fourth paragraph, the reference to “, driving accelerating New Category contribution,” in the first sentence of the eighth paragraph, the last sentence in the eighth paragraph and the first sentence of the last paragraph under the heading “Tadeu Marroco, Chief Executive”, (iii) (x) the phrase in parentheses in the last bullet point under section 1, (y) the heading of section 2, (z) the second and third bullet points under section 2.1, (aa) the heading of section 2.2, (bb) the heading of section 2.3 and the last bullet point thereunder, (cc) all of section 3, in each case under the heading “Our outlook is underpinned by three key areas, where momentum continues:”, (iv) the bullet points (and the related endnotes) under the heading “Technical guidance for FY25:” (except for the first bullet point), (v) the heading “Webcast and Conference call - The conference call will begin at 8.30am (GMT)” and the three paragraphs thereunder, (vi) the paragraph under the heading “Share data YTD September 2025 average share growth vs. FY24 average.”, (vii) the heading “Note on Non-GAAP Measures” and the paragraphs thereunder and (viii) prongs (i), (ii), (iii), (v), (vi), (vii) and (ix) (other than with respect to the first bullet point) in the third sentence of the second paragraph under the heading “Forward looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440, 333-237186, 333-285085 and 333-289164 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-288448, 333-288448-01, 333-288448-02, 333-288448-03, 333-288448-04 and 333-288448-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., B.A.T. Capital Corporation, B.A.T. Netherlands Finance B.V., Reynolds American Inc. and B.A.T. International Finance p.l.c., and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “On track for FY25 delivery; Reaffirming 2026 guidance and announcing a £1.3bn share buy-back” dated December 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  December 9, 2025